UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACCELERON PHARMA INC.

(Name of Subject Company)

ACCELERON PHARMA INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00434H108

(CUSIP Number of Common Stock)

Habib J. Dable

President and Chief Executive Officer

Acceleron Pharma Inc.

128 Sidney Street

Cambridge, Massachusetts 02139

(617) 649-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher D. Comeau

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Acceleron Pharma Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on October 12, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Astros Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to purchase any and all of the Company’s outstanding common stock, $0.001 par value per share (the “Shares”), in exchange for $180.00 per Share, net to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 12, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending actions described in Item 8 “Additional Information” of the Schedule 14D-9, in order to avoid nuisance and possible expense and business delays, the Company has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in such complaints and that any additional disclosure was or is required or material. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as applicable to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below. For clarity, new text within restated paragraphs from the Schedule 14D-9 is highlighted with bold, underlined text.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3. Past Contacts, Transactions, Negotiations and Agreements of the Schedule 14D-9 is hereby amended and supplemented as follows:

The bold and underlined sentence is added to the second paragraph in the “Conflicts of Interest–(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company–Potential for Future Arrangements” section:

“Although such arrangements have not, to the Company’s knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of the Company’s current management team will enter into new employment or consulting arrangements with the Surviving Corporation, as the September 13 Proposal expressed a general interest in retaining unspecified key personnel. Such arrangements may include the right to purchase or participate in the equity of Parent or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The bold and underlined sentence is added to the eighth paragraph in the “(b) Background and Reasons for the Company Board’s Recommendation” section:

“The Company Board asked questions of the management team and of the Company’s financial advisors regarding the preliminary projections, to which they responded, and the Company Board engaged in a detailed discussion. The discussion included consideration of pricing assumptions and predictions, projected patient and dosing assumptions, sales and marketing expenditures, and probability of success assumptions. Following the discussion, the Company Board provided feedback and requested that senior management, with the assistance of the Company’s financial advisors, address the Company Board’s feedback in a subsequent iteration of the financial projections at a future meeting. The Company Board requested refinement of the pricing assumptions and proposed that the Company’s management team reconvene for a future discussion with one scenario and sensitivity analysis for further review. The Company Board also asked the Company’s financial advisors to provide information regarding precedent M&A transactions involving companies at a similar stage of development within the biopharmaceutical industry.”

The bold and underlined sentence is added to the eighth paragraph in the “(b) Background and Reasons for the Company Board’s Recommendation” section:

“The Company’s management team and the Company’s financial advisors led a discussion with the Company Board regarding the assumptions underlying the revised projections that the Company’s management team was preparing, including, among other items, the sensitivity analysis with regard to taxes, probability of success and revenue, as well as the impact that adjustments to those assumptions would have on the resulting projections and valuation analyses based on the projections. The revised projections assumed greater peak sales for sotatercept, and the Company’s management team and financial advisors discussed with the Company Board related adjustments to pricing assumptions, sales and marketing costs, and cost of goods sold.”

The bold and underlined sentence is added to the twenty-first paragraph in the “(b) Background and Reasons for the Company Board’s Recommendation” section:

“On August 26, 2021, Party A informed the Company’s financial advisors that it had discussed the opportunity to acquire the Company with its board of directors, and that its analysis of sotatercept failed to support an acquisition proposal at the Company’s current market value. Instead, Party A indicated that it would provide the Company with an alternative proposal for consideration that did not involve an acquisition of the Company, which it provided on September 3, 2020. The proposal offered the Company full forgiveness of future royalties potentially owed by the Company to Party A on sales of sotatercept, in exchange for full forgiveness by the Company of future royalties owed by Party A to the Company on sales of Reblozyl and a balancing cash payment. The Project Phoenix Committee evaluated the proposal from Party A with assistance from its financial advisors at its meeting on September 10, 2021~~, and after discussion,~~. On September 14, 2021, the Company Board, including members of the Project Phoenix Committee, after discussion with the Company’s financial advisors, determined that the proposal, taking into account the significant tax obligation it would create, would not deliver value to the Company, increased the risk profile of the Company by reducing the diversification of its revenue opportunities and was not in the best interests of stockholders.”

The disclosure under the heading “Opinion of J.P. Morgan—Other Information” on page 22 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the bold and underlined text below under the heading “Other Information”:

Other Information. J.P. Morgan also reviewed the Company’s 52 week historical trading and publicly available research analyst price targets, in each case as of September 14, 2021 (the last trading day prior to the date on which the trading price of the Company’s common stock was perceived by J.P. Morgan to be affected by a potential transaction) which ranged from $101.22-$143.64 and $113.00-$180.00, respectively. The median of such analyst price targets was $151.00 per Share. J.P. Morgan noted that historical stock trading and analyst price targets analyses are not valuation methodologies but were presented merely for informational purposes.

The disclosure under the heading “Opinion of Centerview Partners LLC—Selected Public Company Analysis” on page 27 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the bold and underlined text below, and deleting the strikethrough text below from the fourth sentence in the last paragraph under the heading “Selected Public Company Analysis”:

Applying this range of Enterprise Values and adding to it the Company’s estimated net cash of $688 million as of July 31, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 61.1 million Shares outstanding and, using the treasury stock method ~~and taking into account~~, the dilutive impact of approximately 3.5 million outstanding ~~in-the-money options, restricted stock units and performance stock units~~ Company Stock Options with a weighted average exercise price of $65.70, 0.5 million Company RSUs and 0.2 million Company PSUs assuming a 200% payout) as of September 27, 2021 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $59.00 to $167.00, rounded to the nearest $0.25.

The table on page 28 under the heading entitled “Opinion of Centerview Partners LLC—Selected Precedent Transaction Analysis” is hereby deleted in its entirety and replaced with the following:

Date Announced	Target	Acquiror	Transaction Value ($ in billions) (1)	5-Year Forward Revenue Multiple
Aug-20	Momenta Pharmaceuticals, Inc.	Johnson & Johnson	6.1	10.8x
Jul-20	Principia Biopharma Inc.	Sanofi SA	3.4	8.2x
Feb-20	Forty Seven, Inc.	Gilead Sciences, Inc.	4.6	11.4x
Dec-19	Audentes Therapeutics, Inc.	Astellas Pharma Inc.	2.7	5.0x
Feb-19	Spark Therapeutics, Inc.	Roche Holding Ltd	4.3	7.2x
Jan-19	Loxo Oncology, Inc.	Eli Lilly and Company	7.3	6.9x
Jan-18	Juno Therapeutics, Inc.	Celgene Corporation	10.0	6.0x
Oct-15	Dyax Corp.	Shire plc	5.6	9.4x
Jun-15	Receptos, Inc.	Celgene Corporation	7.2	9.5x
Median			5.6	8.2x

(1)            Excludes contingent payments

The disclosure under the heading “Opinion of Centerview Partners LLC—Selected Precedent Transaction Analysis” on page 28 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the bold and underlined text below, and deleting the strikethrough text below from the second sentence in the last paragraph under the heading “Selected Precedent Transaction Analysis”:

Instead, Centerview applied this range of Five-Year Forward Revenue Multiples to sotatercept’s estimated five-year forward risk-adjusted revenue of $882 million, calculated based on the Internal Data, and added to it the net present value range of the inbound Reblozyl royalties net of the outbound sotatercept royalties of $0.1 billion to $2.2 billion based on the discounted cash flow analysis (as more fully discussed below in “Discounted Cash Flow Analysis”), plus the Company’s net cash of $688 million as of July 31, 2021, and dividing the result of the foregoing calculations by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 61.1 million Shares outstanding and, using the treasury stock method ~~and taking into account~~, the dilutive impact of approximately 3.5 million outstanding ~~in-the-money options, restricted stock units and performance stock units~~ Company Stock Options with a weighted average exercise price of $65.70, 0.5 million Company RSUs and 0.2 million Company PSUs assuming a 200% payout) as of September 27, 2021 based on the Internal Data, resulted in an implied per share equity value range for Shares of approximately $108.50 to $175.75, rounded to the nearest $0.25.

The disclosure under the heading “Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis” on page 29 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the bold and underlined text below, and deleting the strikethrough text below from the second paragraph under the heading “Discounted Cash Flow Analysis”:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of July 31, 2021 using discount rates ranging from 8.5% to 10.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, determined using the “Capital Asset Pricing Model” and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for a comparable group of companies, yields for U.S. treasury bonds, market risk and size premia) and using a mid-year convention and risk-adjusted Reblozyl peak sales at three different levels ($3.1 billion, 4.7 billion and $5.9 billion): (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on August 1, 2021 and ending on December 31, 2045, utilized by Centerview based on the Forecasts, (ii) no implied terminal value assigned at the direction of the Company’s management, (iii) tax savings from usage of the Company’s federal net operating losses of $998.7 million as of June 30, 2021 and future losses as set forth in the Internal Data and (b) adding to the foregoing results the Company’s net cash of $688 million as of July 31, 2021. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 61.1 million Shares outstanding and, using the treasury stock method ~~and taking into account~~, the dilutive impact of approximately 3.5 million outstanding ~~in-the-money options, restricted stock units and performance stock units~~ Company Stock Options with a weighted average exercise price of $65.70, 0.5 million Company RSUs and 0.2 million Company PSUs assuming a 200% payout) as of September 27, 2021 based on the Internal Data resulting in a range of implied equity values per Share of approximately $137.25 to $171.25 per Share, rounded to the nearest $0.25, assuming Reblozyl risk adjusted peak sales of $3.1 billion, $153.75 to $189.75 per Share, rounded to the nearest $0.25, assuming Reblozyl risk adjusted peak sales of $4.7 billion, and $166.50 to $204.25 per Share, rounded to the nearest $0.25, assuming Reblozyl risk adjusted peak sales of $5.9 billion. Centerview compared this range to the $180.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The disclosure under the heading “Opinion of Centerview Partners LLC—Other Factors” on page 30 of the Solicitation/Recommendation Statement is hereby amended and supplemented by adding the bold and underlined text below to the end of the third bullet under the heading “Other Factors”:

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of September 14, 2021 (the last trading day prior to the date on which the trading price of the Company’s common stock was perceived by Centerview to be affected by a potential transaction) which indicated low and high stock price targets for the Company ranging from $113.00 to $180.00 per Share, with the median of such price targets being $151.00 per Share.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The bold and underlined sentence is added to the first paragraph in the “Item 5. Person/Assets, Retained, Employed, Compensated or Used.” section:

“The Company Board retained J.P. Morgan and Centerview to act as its financial advisors in connection with the Offer and, in connection with such engagement, J.P. Morgan and Centerview each provided an opinion described in Item 4 under the heading “The Solicitation or Recommendation - Opinions of the Financial Advisors to the Company Board,” which are filed as Annex A-1 and Annex A-2 to this Schedule 14D-9, respectively, and incorporated herein by reference. The Company Board selected J.P. Morgan and Centerview as its financial advisors in connection with the Transactions based on (i) J.P. Morgan’s demonstrated performance and expertise in the advice it has provided to the Company from time to time during the term of its engagement, as well as J.P. Morgan’s expertise and experience advising on transactions such as the proposed Transactions and (ii) Centerview’s expertise and experience with transactions, particularly in the healthcare industry, such as the proposed Transactions.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The bold and underlined sentence is added to the third paragraph in the “(f) Certain Company Management Forecasts” section:

“The Forecasts were prepared by the Company’s management based on assumptions they believed to be reasonably achieved. The forecasts reflect numerous assumptions including with respect to (i) the probability and timing of success and regulatory approval, commercial success, market size, market share, competition, pricing and reimbursement for Reblozyl, sotatercept, ACE-1334 and the Company’s other product candidates; (ii) research and development expenses, sales, general and administrative expenses and other operating expenses; (iii) duration of market exclusivity and (iv) other relevant factors relating to the Company’s strategic plan. The probability of success attributed to all indications for each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021	ACCELERON PHARMA INC.

	By:	/s/ Habib Dable
	Name:	Habib Dable
	Title:	President & Chief Executive Officer